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As filed with the Securities and Exchange Commission on June 26, 2001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

/x/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2000

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                to

Commission file number 33-41102

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

SILICON VALLEY BANK 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements

December 31, 2000 and 1999

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SILICON VALLEY BANCSHARES

3003 Tasman Drive
Santa Clara, California 95054-1191

This report contains a total of 14 pages.

Independent Auditors' Report

The Administrative Committee
Silicon Valley Bank 401(k) and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the Silicon Valley Bank 401(k) and Employee Stock Ownership Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

San Francisco, California
June 6, 2001

SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999

	2000	1999
Assets:
Investments, at fair value:
Plan interest in Silicon Valley Bank
Retirement Plans Master Trust	$75,784,466	$58,372,770

Contributions receivable:
Participant	105,496	—
Employer	4,526,777	2,782,302

Total contributions receivable	4,632,273	2,782,302

Total assets	80,416,739	61,155,072

Liabilities:
Excess contributions payable	(70,028)	—

Net assets available for benefits	$80,346,711	$61,155,072

See accompanying notes to financial statements.

SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2000

2000
Additions to net assets attributed to:
Plan interest in Master Trust investment income:
Interest	$70,571
Dividend	1,000,204
Net appreciation in fair value of investments	12,879,997

Total investment income	13,950,772
Contributions:
Participant	3,410,168
Employer	5,239,954
Rollovers	675,405

Total contributions	9,325,527

Total additions	23,276,299

Deductions from net assets attributed to:
Benefits paid to participants	4,006,719
Corrective distributions	70,028
Loan fees and other	7,913

Total deductions	4,084,660

Net increase	19,191,639
Net assets available for benefits:
Beginning of year	61,155,072

End of year	$80,346,711

See accompanying notes to financial statements.

SILICON VALLEY BANK 401(k)
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

(1) Description of Plan

The following description of the Silicon Valley Bank 401(k) and Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan established by Silicon Valley Bank (the "Company") on January 1, 1985. Effective March 1, 1995, the Silicon Valley Bancshares Employee Stock Ownership Plan was merged with the Silicon Valley Bank 401(k) Plan. The merged Plan was restated and renamed the Silicon Valley Bank 401(k) and Employee Stock Ownership Plan. The Plan is intended to constitute a qualified profit sharing plan, as described in Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, and which also includes an employee stock ownership plan as described in Section 4975 (e) (7) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Assets of the Plan are included in the Silicon Valley Bank Retirement Plans Master Trust (the "Master Trust") with the assets of the Silicon Valley Bank Money Purchase Pension Plan (the "MPP"). Prior to September 1, 2000, the assets of the Master Trust were held by Merrill Lynch Trust Company ("Merrill Lynch"). Effective September 1, 2000 assets of the Master Trust are held by Fidelity Management Trust Company (Fidelity).

(b) Administration of Plan

The Company is the sponsor and administrator of the Plan. Management and administration of the Plan is the responsibility of a committee appointed by the Company. Prior to September 1, 2000, the Company contracted Merrill Lynch to act as the trustee and custodian, and Merrill Lynch Group Employee Services to act as recordkeeper of the Plan. Effective September 1, 2000, the company has contracted with Fidelity to act as trustee and custodian and Fidelity Institutional Retirement Services to act as recordkeeper of the Plan.

(c) Eligibility

Effective September 1, 2000, eligible employees become Plan participants on the first day of hire. Prior to September 1, 2000, eligible employees became Plan participants on the first day of the calendar quarter after the day of hire. To be eligible, an employee must be age 19 and complete one hour of service as an employee of the Company.

(d) Contributions

Participants are allowed to contribute up to 7% of their pre-tax compensation as defined in the Plan, up to the maximum amount allowable under federal income tax regulations ($10,500 for 2000 and $10,000 for 1999). Upon approval by the Plan administrator, participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company may, at its discretion, make matching 401(k) contributions as defined in the Plan. The Company may match up to 100% of each participant's contributions up to a maximum of $1,000 per year.

SILICON VALLEY BANK 401(k)
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

Discretionary ESOP contributions made by the Company to the Plan are allocated among the Plan participants based upon each eligible participant's cash compensation excluding incentive pay and excluding IRC Section 401(k) and Section 125 deferrals (collectively "Pay"). Discretionary ESOP contributions, which are based on Company performance, may range between 0% and 10% of Pay. In 2000, discretionary ESOP contributions of 10% were made for all participants employed by the Company on the last day of the year.

(e) Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. Certain fees may be charged to participant accounts, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

(f) Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's 401(k) matching and discretionary ESOP contributions is based on years of service, as defined in the Plan, in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

In addition, a participant's account becomes fully vested upon attaining normal retirement age while employed by the Company, upon termination by the Company due to a reduction in force, upon death or disability, or upon a covered termination as defined in the Plan.

(g) Forfeited Accounts

Forfeited balances of terminated participants' nonvested accounts are used first to restore previously forfeited amounts of rehired participants' accounts and are then used to reduce future Company contributions to the Plan. Forfeited nonvested accounts totaled $149,916 and $403,114 for the years ended December 31, 2000 and 1999, respectively. During 2000, Company contributions to the Plan were reduced by $181,772 due to forfeitures from nonvested accounts.

(h) Investment Options

Participants may direct the investment of their Plan assets in any of the Plan's investment options, except for the ESOP. ESOP contributions are directed by the Plan administrator. Investment options provide varying degrees of risk and return.

Participants may elect to invest in any of the funds in increments of 1% of their total contribution amounts, except that contributions allocated to the Silicon Valley Bancshares Common Stock Fund are limited to 25% of the amount available for each participant to direct. A participant's investment options and percentage increments for the Plan are the same as the participant's investment options and percentage increments as directed by that participant under the MPP Plan. Earnings or losses on

SILICON VALLEY BANK 401(k)
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

these investments are applied to participants' accounts as of the end of each day. Participants may change their investment elections under the Plan and the MPP Plan at any time.

All ESOP contributions are invested in the Silicon Valley Bancshares Common Stock Fund and are not subject to investment direction by the participants. However, each participant who attains age 55 may transfer all or a portion of the amounts in his or her ESOP account into any of the other investment funds.

(i) Participant Loans

Participants may borrow from the total of their Plan contributions, including their rollover contributions, plus earnings thereon, an amount equal to a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's total vested account balance. Effective September 1, 2000, participants may also borrow from the total of their vested Company contributions. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participant Loan Account Fund. Loan terms may be up to five years for personal loans or up to 15 years effective September 1, 2000, or 10 years prior to September 1, 2000, for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the trustee's prime rate, plus 1%. Interest rates for loans outstanding at December 31, 2000 and 1999 range from 8% to 10%. Principal and interest are paid ratably through semi-monthly payroll deductions.

(j) Payment of Benefits

On termination of employment by the Company or termination of service due to death, disability, retirement, a reduction in force by the Company, or a covered termination as defined in the Plan, a participant may elect to receive a lump sum amount equal to the value of the participant's vested interest in their account. Participants may also elect to be paid in annual installments or in the form of an annuity. Participants may leave their assets in the Plan until the participant elects a form of distribution. If the account balance is $5,000 or less, a distribution payment is made as a single lump sum upon termination.

(2) Summary of Accounting Policies

The accounting and reporting policies of the Plan conform with accounting principles generally accepted in the United States of America.

(a) Basis of Financial Statement Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) Administrative Expenses

Plan administrative expenses may be paid by the Company and any such expenses not paid by the Company shall be paid by the Plan. Substantially all of the Plan's expenses during 2000 were paid by the Company.

SILICON VALLEY BANK 401(k)
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

(d) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The Plan's interest in the Master Trust is valued at quoted market prices of the underlying mutual funds, shares of collective investment funds and money market funds, which represent the net asset value of shares held in the funds at year end. The Silicon Valley Bancshares Common Stock Fund is valued based on its quoted market price. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's share of gains and losses on investments bought and sold, as well as held during the year.

(e) Payments of Benefits

Benefits are recorded when paid.

(f) New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognizes all derivatives and measure those instruments at fair value.

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has not yet determined the impact of SFAS No. 133 on the Plan financial statements.

(3) Investments

As of December 31, 2000 and 1999, the Plan owned 1,598,989 and 1,598,070 equivalent shares of Silicon Valley Bancshares common stock with a cost basis of $13,657,380 and $8,623,969 and a fair market value of $55,265,076 and $39,552,220, respectively.

SILICON VALLEY BANK 401(k)
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

The following tables provide information on participant-directed and non-participant-directed activity for the Silicon Valley Bancshares Common Stock Fund:

	Participant Directed	Non-Participant Directed	Total
1999
Silicon Valley Bancshares common stock fund	$2,306,166	$37,246,054	$39,552,220
Employer ESOP contribution receivable	—	2,782,302	2,782,302

Balance at December 31, 1999	$2,306,166	$40,028,356	$42,334,522

	Participant Directed	Non-Participant Directed	Total
2000
Silicon Valley Bancshares common stock fund	$3,462,608	$51,802,468	$55,265,076
Employer ESOP contribution receivable	—	4,515,991	4,515,991

Balance at December 31, 2000	$3,462,608	$56,318,459	$59,781,067

	Participant Directed	Non-Participant Directed	Total
2000
Balance at January 1, 2000	$2,306,166	$40,028,356	$42,334,522
Net appreciation in fair value of investments	938,627	15,803,945	16,742,572
Employer contributions	90,064	4,515,991	4,606,055
Participant contributions	443,864	—	443,864
Rollovers	47,882	—	47,882
Benefits paid to participants	(248,345)	(3,153,686)	(3,402,031)
Loan fees and other expenses	(868)	(3,579)	(4,447)
Interfund transfers	(114,782)	(872,568)	(987,350)

Balance at December 31, 2000	$3,462,608	$56,318,459	$59,781,067

(4) Interest in Master Trust

The Plan's investments are included in the Master Trust, which was established for the investment of the assets of both the Plan and the MPP Plan. Each of the above-mentioned plans has an interest in certain investment portfolios within the Master Trust. The assets of the Master Trust were held by Merrill Lynch prior to September 1, 2000 and by Fidelity effective September 1, 2000. At December 31, 2000 and 1999, the Plan's interest in the assets of the Master Trust constituted approximately 90% and 88%, respectively, of the total Master Trust's assets. Each plan's assets, earnings (including realized and unrealized gains and losses on investments), and withdrawals are allocated to the funds based on each individual plan's total for the above-allocated categories (e.g., total assets, total earnings and total disbursements) as a percentage of the Master Trust's total for the above-allocated categories. This allocation excludes transactions related to the ESOP and participant loan transactions, which are separately accounted for under the Plan, and contributions to each plan, which are identifiable by fund. Effective June 1, 2000, the assets of the Plan and the MPP were separated by plan in the Master Trust.

SILICON VALLEY BANK 401(k)
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

The Master Trust had the following investments at:

	December 31, 2000	December 31, 1999
Investments, at fair value:
Interest-bearing cash	$2,403,027	$1,522,804
Common/Collective trusts	—	15,213,189
Mutual funds	24,053,910	7,719,329
Silicon Valley Bancshares common stock fund	56,918,852	40,678,202
Participant loan account	952,099	920,811

Total investment	$84,327,888	$66,054,335

Investment income for the Master Trust for the year ended December 31, 2000 is as follows:

Net appreciation (depreciation) in fair value of investments
Investment Income:
Net (depreciation) appreciation in fair value of investments:
Common/Collective trusts	$618,004
Mutual funds	(4,484,256)
Silicon Valley Bancshares common stock fund	16,154,982

12,288,730

Interest	110,641
Dividends	1,322,804

Total investment income	$13,722,175

(5) Related Party Transactions

The Company is the Plan administrator, as defined in the Plan, and therefore, all Silicon Valley Bancshares common stock transactions involving the Plan qualify as exempt party-in-interest transactions. Investments were managed by Merrill Lynch prior to September 1, 2000 and by Fidelity effective September 1, 2000. Merrill Lynch and Fidelity are the former and current Plan trustee and custodian, respectively, as defined in the Plan, and therefore, these transactions also qualify as exempt party-in-interest transactions.

(6) Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan or discontinue contributions, in accordance with the Plan document and under the provisions of ERISA, at any time and for any reason. In the event of Plan termination, participants will become fully vested in their Company 401(k) match and ESOP accounts.

(7) Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated March 5, 1997, that the Plan, as amended, and related trust are designed in accordance with applicable sections of the IRC. The Plan has been further amended since receiving the determination letter to allow for a participant's account to become fully vested upon a covered termination, as defined in the Plan. The Plan administrator, based upon the advice of legal counsel, believes that the Plan is designed

SILICON VALLEY BANK 401(k)
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

(8) Concentration of Investments

The Plan's investment in shares of the Silicon Valley Bancshares common stock represents 73% and 68% of total assets as of December 31, 2000 and 1999, respectively. Silicon Valley Bancshares is a bank holding company whose principal subsidiary is Silicon Valley Bank (the "Bank"), a California-chartered bank with headquarters in Santa Clara, California. The Bank maintains regional banking offices in California, and additionally has loan offices in Arizona, Colorado, Florida, Georgia, Illinois, Massachusetts, Minnesota, North Carolina, Oregon, Pennsylvania, Texas, Virginia, and Washington.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SILICON VALLEY BANCSHARES
Date: June 26, 2001	/s/ Christopher T. Lutes Christopher T. Lutes Chief Financial Officer

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TABLE OF CONTENTS
Independent Auditors' Report
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2000 AND 1999
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2000
Notes to Financial Statements
SIGNATURES